SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


                              REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA.

     THE PROCTER & GAMBLE
     SUBSIDIARIES SAVINGS PLAN

     Financial Statements for the Years Ended
     December 31, 2003 and 2002 and Supplemental
     Schedule as of December 31, 2003 and Report of
     Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                               2

   Statements of Changes in Net Assets Available for Benefits for
     the Years Ended December 31, 2003 and 2002                               3

   Notes to Financial Statements for the Years Ended
     December 31, 2003 and 2002                                             4-8

SUPPLEMENTAL SCHEDULE--

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
     (Held at End of Year) as of December 31, 2003                            9



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP

June 22, 2004

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                       2003             2002
INVESTMENTS:
  At fair value:
    Procter & Gamble Common Stock Fund             $ 52,329,627     $ 50,213,015
    The J.M. Smucker Company common stock               459,551          448,825
    Mutual funds                                    134,456,525      153,202,748
    Loans to participants                             2,587,237        3,216,982
                                                   ------------     ------------
                                                    189,832,940      207,081,570

  At contract value-
    J.P. Morgan Stable Value Fund                    37,258,521
                                                   ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                  $227,091,461     $207,081,570
                                                   ============     ============

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------------------------

                                                                        2003             2002
ADDITIONS:
  Investment income (loss):
    Net appreciation (depreciation) in fair value of investments   $  31,435,851   $ (25,684,697)
    Net appreciation in contract value of investments                    667,335
    Interest and dividend income                                       4,292,330       2,786,604
                                                                   -------------   -------------
          Total investment income (loss)                              36,395,516     (22,898,093)

  The J.M. Smucker Company common stock received                                         364,742
                                                                   -------------   -------------
          Total change                                                36,395,516     (22,533,351)
                                                                   -------------   -------------

DEDUCTIONS:
  Distributions and withdrawals to participants                       16,375,699      19,609,308
  Administrative expenses                                                  9,926          10,726
                                                                   -------------   -------------
           Total deductions                                           16,385,625      19,620,034
                                                                   -------------   -------------
NET INCREASE (DECREASE) PRIOR TO TRANSFERS                            20,009,891     (42,153,385)

TRANSFERS FROM AFFILIATED PLANS                                                      148,511,237
                                                                   -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  207,081,570     100,723,718
                                                                   -------------   -------------
  End of year                                                      $ 227,091,461   $ 207,081,570
                                                                   =============   =============

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for more complete information.

      GENERAL--The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company (the "Company"). Effective March 14, 1996, the Sundor Brands Savings Plan, Max Factor Savings Plan and Speas Savings Plan were merged into the Plan. Effective November 2, 2001, the Tambrands, Inc. Savings Plan ("Tambrands") was merged into the Plan. Effective December 1, 2001, the Iams Company Savings Plan ("Iams") and Recovery Engineering, Inc. Salary Savings Plan ("Pur") were merged into the Plan. Effective February 28, 2002, the Richardson-Vicks Savings Plan ("Richardson-Vicks") was merged into the Plan. Effective April 30, 2002, The Procter & Gamble Subsidiaries Savings and Investment Plan ("Subsidiaries Savings and Investment") and the Procter & Gamble Pharmaceuticals Savings Plan ("Pharmaceuticals") were merged into the Plan. Effective June 30, 2002, the Millstone Coffee, Inc. 401(k) Savings and Profit Sharing Plan ("Millstone") was merged into the Plan.

      The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company, Speas Company, Tambrands Company, Iams Company, Pur Company, Richardson-Vicks Company, Maryland Club Foods, Inc., Shulton, Inc., Dover Baby Wipes Company, Giorgio Beverly Hills, Inc., Millstone Coffee, Inc., Norwich Eaton, and former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union Local No. 22, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS AND VESTING--Effective April 1996, all contributions to the Plan were suspended and all participants became fully vested. Tambrands, Iams, Pur, Richardson-Vicks, Subsidiaries Savings and Investment, Pharmaceuticals, and Millstone Savings Plans were frozen prior to conversion into the Plan.

      DISTRIBUTIONS--The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock, in installments over not more than 120 months, or variable amounts paid monthly. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

      WITHDRAWALS--A participant may withdraw any portion of after-tax contributions once in any three-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

      Account balances attributable to terminated employees are approximately $102,000,000 and $89,000,000 as of December 31, 2003 and 2002,
      respectively.

      PLAN TERMINATION--Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

      ADMINISTRATION--The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, Chase Manhattan Bank ("trustee"), and J.P. Morgan ("recordkeeper") (formerly American Century), who are also appointed by the Board of Directors of the Company.

      LOANS--The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Former Company employees with balances may not borrow against their accounts. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

      TRANSFERS FROM AFFILIATED PLANS--Transfers from affiliated plans in 2002 represent account balances of Richardson-Vicks, Maryland Club Foods, Shulton, Fisher Nut, Dover, Giorgio, Millstone, and Norwich Eaton employees transferred into the Plan during 2002.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account in one or all of the investment options offered by the Plan.

      THE J.M. SMUCKER COMPANY COMMON STOCK--In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. All grants related to common stock were made in Smucker common stock; however, vested participants have the option of selling the Smucker common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      EXPENSES OF THE PLAN--Investment management expenses are paid by the Plan and are netted against investment income. Effective July 1, 2002, loan processing fees are paid by the participants through reduction in their investment balances. Previously, these fees were paid by the Company directly to the recordkeeper. All other fees are paid by the Company.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in Company common stock, Smucker common stock, and in various mutual funds which include investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note 5). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Loans to participants are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of such investments.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $367,000 December 31, 2003. There were no such amounts at December 31, 2002.

3.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated March 7, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the latest determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan and related trust were qualified and tax-exempt as of December 31, 2003 and 2002, and no provision for income taxes has been reflected in the accompanying financial statements.

4.    INVESTMENTS

      The following is a summary of the Plan's investments for the years ended December 31, 2003 and 2002. Investments that represent five percent or more of the Plan's net assets are separately identified.

      Description                                        2003          2002

       At fair value:
         Procter & Gamble Common Stock Fund         $ 52,329,627   $ 50,213,015
         American Century Equity Index Fund           76,100,627
         Fidelity Low Price Fund                      20,510,078
         J.P. Morgan Bond Fund                        20,358,333     20,663,124
         J.P. International Equity Fund               11,760,990
         J.P. Morgan Prime Money Market Fund **          904,385     40,344,272
         J.P. Morgan Disciplined Equity Fund                         67,314,747
         American Century Heritage Fund                              15,136,788
         Putnam International Growth Fund                             9,743,817
         Other                                         7,868,900      3,665,807
                                                    ------------   ------------
                                                     189,832,940    207,081,570
                                                    ------------   ------------
       At contract value:
         J.P. Morgan Chase Bank Public Bonds Fund     23,596,185
         Other                                        13,662,336
                                                    ------------   ------------
                                                      37,258,521
                                                    ------------   ------------
       Total                                        $227,091,461   $207,081,570
                                                    ============   ============

      ** 2003 balance is less than five percent of the Plan's net assets;
         however, is maintained herein for comparability to the 2002 balance.


      Interest and dividend income and changes in the Plan's investments, which include investments bought and sold as well as held during the years ended December 31, 2003 and 2002, consist of the following:

                                                                2003            2002
       Net appreciation (depreciation) in fair value of:
        Mutual funds                                       $ 23,779,574    $(25,849,739)
        The Procter & Gamble Company common stock             7,601,576         114,804
        The J.M. Smucker Company common stock                    54,701          50,238
                                                           ------------    ------------
                                                             31,435,851     (25,684,697)

       Net appreciation in contract value of
         J.P. Morgan Stable Value Fund                          667,335
                                                           ------------    ------------
                                                             32,103,186     (25,684,697)
                                                           ------------    ------------
       Dividend income                                        4,058,976       2,412,847
       Interest income                                          233,354         373,757
                                                           ------------    ------------
                                                              4,292,330       2,786,604
                                                           ------------    ------------
       Total investment income (loss)                      $ 36,395,516    $(22,898,093)
                                                           ============    ============


5.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      In 2003, the Plan entered into a benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A. and State Street Bank & Trust Company (collectively, the "issuers"). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was 4.26% at December 31, 2003. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The average yield for the year ended December 31, 2003 was 1.7%.

6.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan. J.P. Morgan is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      At December 31, 2003 and 2002, the Plan held 523,822 and 584,188 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $25,226,679 and $26,939,983, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income of $967,000 and $709,000, respectively.

                                     ******

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------

                                                                                         Fair Value/
          Identity of Issuer                 Description of Investment                 Contract Value

     Investments at fair value:
  *    The Procter & Gamble Company          Common stock, at par value                  $ 52,329,627
       The J.M. Smucker Company              Common stock, at par value                       459,551
       Mutual Funds:
         American Century                    Equity Index Fund                             76,100,627
         Fidelity                            Low Price Fund                                20,510,078
  *      J.P. Morgan                         Bond Fund                                     20,358,333
  *      J.P. Morgan                         International Equity Fund                     11,760,990
         Fidelity                            Diversified Growth Fund                        4,822,112
  *      J.P. Morgan                         Prime Money Market Fund                          904,385
  *    Loans to participants                 465 loans with maturities ranging from
                                               February 2004 to October 2016 and interest
                                               rates ranging from 5% to 11.25%              2,587,237
                                                                                         ------------
           Total                                                                          189,832,940
                                                                                         ------------
     J.P. Morgan Stable Value Fund
       at contract value:
       US Treasury                           US Treasury Note 1.125%, due June 30, 2005       214,466
       Common/Collective Trust Funds:
*        J.P. Morgan Chase Bank              Liquidity Fund                                   404,239
*        J.P. Morgan Chase Bank              Mortgage Private Placement Fund               11,009,647
*        J.P. Morgan Chase Bank              Public Bonds Fund                             23,596,185
*        J.P. Morgan Chase Bank              Public Mortgage Fund                           1,855,031
         Monumental Life Insurance Company
         Bank of America, N.A., State
         Street Bank and Trust Company       Wrapper Contract                                 178,953
                                                                                         ------------
           Total                                                                           37,258,521
                                                                                         ------------
     TOTAL INVESTMENTS                                                                   $227,091,461
                                                                                         ============
  *  Denotes party-in-interest.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (Or Other Persons Who Administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE PROCTER & GAMBLE
                                  SUBSIDIARIES SAVINGS PLAN


                                  /S/THOMAS J. MESS
Date:  June 28, 2004             ------------------------------------------
                                  Thomas J. Mess
                                  Secretary for Trustees




                                  EXHIBIT INDEX


Exhibit No.                                                             Page No.

    23                  Consent of Deloitte & Touche LLP